EXHIBIT F




                                   November 5, 1996




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Gentlemen:

          This opinion is furnished to the Securities and Exchange Commission (the "Commission") in connection with the filing with the Commission of Post-Effective Amendment No. 2 to the Declaration on Form U-1 (File 70-8313) of Maine Yankee Atomic Power Company (the "Company") under the Public Utility Holding Company Act of 1935 (the "Declaration"). The Declaration requests that the Commission extend through December 31, 2001 the Company's authorization to issue and renew, from time to time, up to an aggregate principal amount at any one time outstanding of $21 million of short-term promissory notes ("Bank Notes") issued pursuant to bank lines of credit and commercial paper ("Commercial Paper") maturing twelve months or less after the date of issuance.

          I have acted as counsel for the Company and in connection with this opinion I have examined originals or copies certified or otherwise identified to my satisfaction of:

          (1) the charter documents and by-laws of the Company, as amended to date;

          (2) minutes of meetings of the Company's shareholders and directors, as kept in its minute books; and

          (3) such other certificates, documents and papers as I deemed necessary or appropriate for the purpose of rendering this opinion.

          In such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to the original documents of all documents submitted to me as copies. As to any facts material to my opinion, I have, when relevant facts were not independently established, relied upon the aforesaid agreements, instruments, certificates and documents. In addition, I have examined such questions of law as I have considered necessary or appropriate for the purpose of rendering this opinion.

          Based on the foregoing, and subject to the final paragraph hereof, I am of the opinion that when the Commission has taken the action requested in the Declaration; and any Bank Notes or Commercial Paper have been issued as described in the
Declaration:

     (1) All state laws applicable to the issue and sale by the Company of the Bank Notes and the Commercial Paper will have been complied with;

     (2) The Company is a corporation duly organized, validly existing and in good standing in the State of Maine;

     (3) The Bank Notes and the Commercial Paper issued and sold by the Company will be valid and binding obligations of the Company and, subject to laws of general application affecting the rights and remedies of creditors, will be enforceable in accordance with their terms; and

     (4) Consummation of the aforesaid issue and sale by the Company of either the Bank Notes or the Commercial
          Paper will not violate the legal rights of the holders of any securities issued by the Company.

          I hereby consent to the use of this opinion as an exhibit to Post Effective Amendment No. 2 to the Application/
Declaration on Form U-1 of Maine Yankee Atomic Power Company.

          I am not, in this opinion, opining on laws other than the laws of the State of Maine and the federal laws of the United
States.


                              Very truly yours,

                              /s/ William M. Finn
                              William M. Finn